SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 4, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2010

Buenos Aires, Argentina, August 4, 2010 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2010 (“2Q10”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.222.1 million in 2Q10. This result was 36% higher than the Ps.163.2 million posted for the second quarter of 2009 (“2Q09”) and 10% lower than result accounted for the first quarter of 2010 (“1Q10”). The annualized first half 2010 (“1H10”) return on average equity (“ROAE”) and return on average assets (“ROAA”) were 26.8% and 3.3%, respectively.

•
In 2Q10, the Bank’s net financial income was Ps.496.7 million, decreasing 24% quarter on quarter (“QoQ”) due to lower income from government and private securities.  Excluding said securities results, net financial income would have increased 5% QoQ.

•
In 2Q10, Banco Macro’s financing to private sector grew 7% or Ps.871.9 million QoQ. This growth was led by consumer loans which rose 10% and “other loans” (including pre - export financing and commercial loans to small and medium size companies (SMEs)) which grew 12%.

•	Total deposits grew 9% QoQ, totalling Ps.21.3 billion and representing 80% of the Bank’s total liabilities. Private sector deposits grew 6% in 2Q10.

•	In 2Q10, the Bank’s non-performing to total financing ratio improved to 2.5% and the coverage ratio was 123.9%, compared to 3.0% and 118.6%, respectively, accounted in 1Q10.

•
Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.5 billion (27.1% capitalization ratio) after having paid a cash dividend for an amount of Ps.208 million. In addition, the Bank’s liquid assets remained at a high level, reaching 58.8% of its total deposits in 2Q10.

RESULTS

Earnings per outstanding share were Ps.0.37 in 2Q10. This was 37% higher than 2Q09 and 10% lower than 1Q10.

EARNINGS PER SHARE	MACRO consolidated
	II09	III09	IV09	I10	II10

Average shares outstanding (M)	593.5	593.4	594.5	594.5	594.5
Average shares in portfolio (M)	43.7	24.0	0.0	0.0	0.0
Average shares issued (M)	637.2	617.4	594.5	594.5	594.5
Book value per issued share ($)	4.58	5.04	5.65	6.06	6.07
Earnings per outstanding share ($)	0.27	0.32	0.41	0.41	0.37

Banco Macro’s 2Q10 net income of Ps.222.1 million rose 36% or Ps.58.9 million year over year (“YoY”) and dropped 10% or Ps.23.9 million QoQ. The Bank’s annualized 1H10 ROAE and ROAA were 26.8% and 3.3%, respectively.

In 2Q10, the Bank’s operating result was Ps.261 million, 38% lower than 1Q10 as a result of lower income from government and private securities.  If securities gains had been excluded, the Bank’s operating income would have increased 9% QoQ.

Additionally, the net income obtained is particularly meaningful considering that the leverage of Banco Macro’s balance sheet (8.4x assets to equity ratio) was lower than the system and our competitors’ average, according to figures published by the Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Net financial income	604.7	662.5	585.1	654.0	496.7
Provision for loan losses	-25.8	-81.4	-64.6	-37.8	-23.2
Net fee income	205.0	206.1	214.9	220.3	241.7
	783.8	787.2	735.4	836.5	715.2
Administrative expenses	-371.1	-373.3	-418.9	-414.2	-454.2
Operating result	412.7	413.9	316.5	422.3	261.0
Minority interest	-1.2	-1.6	-1.6	-1.5	-1.8
Net other income	-7.2	-3.4	-28.1	15.0	35.2
Net income before income tax	404.3	408.9	286.8	435.8	294.4
Income tax	-241.2	-217.9	-45.0	-189.8	-72.3
NET INCOME	163.2	190.9	241.8	246.0	222.1

The Bank’s financial income of Ps.815.1 million decreased 16% or Ps.157.4 million as compared to previous quarter, due to lower results from government and private securities. On a yearly basis, financial income also decreased 16%. If government securities results (other than LEBAC/NOBAC) had been deducted, the Bank’s financial income would have increased 3% and 1% QoQ and YoY, respectively.

2Q10 Results	Page 2 of 17

Interests on loans represented 68% of total financial income and were 7% higher than 2Q09’s level and 6% higher compared to 1Q10. This positive performance took place in a macroeconomic scenario of decreasing interest rates that was offset by an increase in the Bank’s loan portfolio. Banco Macro’s average private sector lending rate was 18.1% in 2Q10 compared with 19.9% in 2Q09.

In 2Q10, income from government and private securities declined 54% QoQ as a result of the Bank´s reduction in its special investment account bond portfolio during 1Q10, with an impact on results of Ps.178 million.

Income from differences in quoted prices of foreign currency and gold increased 10% when compared to 1Q10, due to the Argentine Peso depreciation and its impact on the Bank’s foreign currency position.

Other financial income rose 14% compared to 1Q10 mainly due to higher income from forward foreign currency transactions payable in pesos.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Interest on cash and due from banks	0.1	0.1	0.1	0.0	0.0
Interest on loans to the financial sector	2.5	0.9	0.8	2.0	3.0
Interest on overdrafts	83.1	81.5	76.4	59.6	63.4
Interest on documents	47.9	46.6	43.5	34.7	35.7
Interest on mortgages loans	25.5	25.7	25.9	25.7	27.6
Interest on pledges loans	15.1	12.5	11.1	11.5	12.8
Interest on credit cards loans	49.4	41.0	45.9	47.4	49.7
Interest on other loans	299.4	312.6	331.7	345.2	364.7
Interest on other receivables from finan. interm.	0.1	0.0	0.0	0.1	0.5
Income from government & private securities,net (1)	341.6	462.8	382.4	369.6	171.8
Net options results	0.0	0.0	0.0	0.6	0.0
Income from Guaranteed Loans	0.0	0.3	3.7	0.1	0.5
CER adjustment	2.5	3.4	7.8	1.0	1.8
CVS adjustment	0.2	0.1	0.2	0.2	0.1
Difference in quoted prices of foreign currency	47.9	28.4	11.0	43.8	48.2
Other	59.7	0.7	3.2	31.0	35.3

Total financial income	975.0	1,016.6	943.7	972.5	815.1

(1) Income from government & private securities
LEBAC / NOBAC	144.5	158.2	170.6	162.0	145.0
Other	197.1	304.6	211.8	207.6	26.8
TOTAL	341.6	462.8	382.4	369.6	171.8

The Bank’s financial expense of Ps.318.4 million remained almost flat QoQ and decreased 14% compared to 2Q09.

In 2Q10, interest on deposits represented 74% of the Bank’s total financial expenses. Interest on deposits declined 1% QoQ, although the average deposit base grew 7%, as a result of two factors: an increase in the participation of low cost deposits (sight accounts) among total deposits, and a decline in interest rates paid on time deposits (9.2% average in 1Q10 compared to 8.6% average in 2Q10).

2Q10 Results	Page 3 of 17

On a yearly basis, interest on deposits decreased 20%, although the average deposit base increased 17%, due to lower interest rates on time deposits (from 11.9% average in 2Q09 to 8.6% average in 2Q10).

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Interest on checking accounts	4.0	3.9	3.7	3.0	1.0
Interest on saving accounts	4.1	4.4	4.6	4.6	4.9
Interest on time deposits	286.0	271.2	254.5	230.0	229.8
Interest on loans from financial sector	0.1	0.7	1.4	1.1	1.1
Interest on other liabilities from financial interm.	20.3	19.6	19.5	16.2	15.2
Interest on subordinated notes	13.6	14.1	14.1	14.1	14.2
Other Interest	0.5	0.6	0.5	0.5	0.5
CER adjustments	0.6	0.8	1.0	1.4	1.4
Deposits Guarantee Fund	7.4	7.8	7.7	7.9	8.4
Other Interest	33.6	31.0	51.6	39.7	41.9

Total Financial Expense	370.3	354.1	358.6	318.5	318.4

In 2Q10, net interest margin was 9.5%, decreasing YoY and QoQ. If results of government securities (other than LEBAC/NOBAC) had been excluded, the net interest margin would have been 10.1% in 2Q10, higher than 8.9% in 2Q09.

Banco Macro’s net fee income of Ps.241.7 million rose 10% or Ps.36.7 million as compared to 1Q10 and 18% or Ps.21.4 million from 2Q09. The increase was mainly driven by fees on deposit accounts, by debit and credit cards fees and other service fees charged to Provinces where the bank is acting as financial agent.

NET FEE INCOME	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Fee charges on deposit accounts	166.2	163.2	171.4	179.4	193.7
Debit and credit card income	40.5	44.0	47.8	47.7	50.9
Other fees related to foreign trade	8.3	5.1	7.2	5.2	9.5
Credit-related fees	13.8	14.8	18.6	20.0	18.0
Lease of safe-deposit boxes	4.7	5.7	6.0	6.0	6.2
Other	27.2	27.0	26.8	24.7	31.5
Total fee income	260.7	259.8	277.8	283.0	309.8

Total fee expenses	55.7	53.7	62.9	62.7	68.1

Net fee income	205.0	206.1	214.9	220.3	241.7

2Q10 Results	Page 4 of 17

In 2Q10 Banco Macro’s administrative expenses of Ps.454.2 million were 10% or Ps.40 million higher than 1Q10, mainly due to the payment of Board’s fees and other operating expenses.

Personnel expenses increased 23% compared to 2Q09, primarily due to the 23.5% salary increase agreed with the labor unions in March 2010 (effective as of January 2010).

In 2Q10, there was an increase in taxes of Ps.10 million, mainly related to the “credit and debit tax” on the payment of income taxes and the cash dividends. Advertising and publicity expenses rose by Ps.4.8 million when compared whit the previous quarter.

Banco Macro’s 1H10 efficiency ratio (expenses / net financial and net fee income) reached 53.8% in 2Q10, as consequence of the decline in financial income.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Personnel expenses	230.4	230.9	273.6	279.7	283.0
Directors & statutory auditors´fees	16.0	4.1	3.7	4.2	17.0
Other professional fees	14.9	16.4	17.7	17.2	20.6
Advertising & publicity	10.0	14.1	15.9	8.5	13.3
Taxes	22.5	21.2	18.3	20.3	30.3
Depreciation of equipment	13.2	13.7	14.0	14.0	14.3
Amortization of organizational costs	8.0	8.4	9.1	9.6	10.2
Other operating expenses	50.7	57.1	60.3	55.8	60.3
Other	5.3	7.4	6.3	4.9	5.2
Total Administrative Expenses	371.1	373.3	418.9	414.2	454.2

Total Employees	7,855	7,835	7,810	7,807	7,864
Branches	414	413	408	408	403

Efficiency ratio	45.8%	43.0%	52.4%	47.4%	61.5%

Efficiency ratio accumulated	48.6%	46.5%	48.0%	47.4%	53.8%

In 2Q10, the Bank’s net other income totalled Ps.35.2 million showing an increase of Ps.20.2 million due to the recovery of income tax provisions by Ps.19.3 million. Additionally, the amount of recovered loans and allowances reversed decreased as compared with the previous quarter.

2Q10 Results	Page 5 of 17

NET OTHER INCOME	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Other Income
Penalty interest	7.0	5.6	5.8	6.4	8.8
Recovered loans and allowances reversed	12.0	13.2	11.7	23.1	10.6
Other	18.3	13.9	11.3	6.1	32.0
Total Other Income	37.4	32.7	28.8	35.6	51.4

Other Expense
Uncollected charges for other loans and other provisions	21.8	-9.2	2.0	7.5	4.3
Difference in amparos amortization	6.4	3.8	4.0	4.2	4.3
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	14.3	39.3	48.8	6.8	5.5
Total Other Expense	44.7	36.0	56.9	20.6	16.2

Net Other Income	-7.3	-3.4	-28.1	15.0	35.2

In 1H10, Banco Macro’s effective income tax rate was 35.9% lower than 55.4% registered in 1H09 due to a decrease in government securities gains.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector after aggregating the Bank’s personal financial trust and leasing portfolio, excluding advances to companies with AAA local rating, totalized Ps.13.1 billion, an increase of 7% or Ps.871.9 million QoQ and 15% or Ps.1.7 billion YoY.

In 2Q10, overdrafts (excluding AAA) increased 11% or Ps.137.3 million QoQ, consumer loans increased 10% or Ps.434 million QoQ and “other loans” segment, which includes commercial loans to SMEs and pre-export financing, rose 12% or Ps.292.4 million QoQ.

2Q10 Results	Page 6 of 17

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II09	III09	IV09	I10	II10	IV09/I10	I09/I10

Overdrafts (total)	1,244.6	1,495.6	1,436.3	1,254.9	1,671.8	33%	34%
Overdrafts	1,063.1	1,277.9	1,169.2	1,215.0	1,352.3	11%	27%
AAA (liquidity administration)	181.5	217.7	267.1	39.9	319.5	701%	76%
Discounted documents	1,305.7	1,338.3	1,412.6	1,341.5	1,326.3	-1%	2%
Mortgages loans	712.8	741.5	746.8	802.0	791.2	-1%	11%
Pledges loans	292.6	258.1	262.5	282.3	295.1	5%	1%
Consumer loans	3,773.7	3,845.7	4,006.6	4,234.1	4,668.1	10%	24%
Credit Cards loans	842.6	845.3	950.1	970.0	1,021.9	5%	21%
Others	2,519.5	2,375.3	2,271.8	2,447.4	2,739.8	12%	9%
Total credit to the private sector	10,691.5	10,899.8	11,086.7	11,332.2	12,514.2	10%	17%
Financial trusts	585.4	587.6	597.0	697.2	680.0	-2%	16%
Leasing	300.8	274.8	250.2	225.1	211.8	-6%	-30%
Total credit w/ f. trusts and leasing	11,577.7	11,762.2	11,933.9	12,254.5	13,406.0	9%	16%

Total credit w/o liquidity administration	11,396.2	11,544.5	11,666.8	12,214.6	13,086.5	7%	15%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.3% in 2Q10, lower than 2.7% and 6.0% posted in 1Q10 and 2Q09, respectively, and less than the system’s average (higher than 12%).

The quarterly decline was mainly due to the cancellation of provincial loans.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

LEBAC / NOBAC B.C.R.A.	4,687.3	5,240.0	5,156.9	4,890.9	4,856.0
Other	1,114.0	599.5	823.9	360.0	385.8
Government securities	5,801.3	5,839.5	5,980.8	5,251.1	5,241.8
Guaranteed loans	259.4	185.6	190.5	186.3	183.8
Provincial loans	14.9	18.0	15.9	152.6	48.0
Government securities loans	0.0	9.7	11.0	0.0	0.0
Loans	274.3	213.3	217.4	338.9	231.8
Purchase of government bonds	115.5	61.7	14.7	58.6	68.9
Other receivables for financial intermediation	115.5	61.7	14.7	58.6	68.9
BODEN to collect	14.5	15.6	16.2	16.4	16.6
Other receivables	14.5	15.6	16.2	16.4	16.6

TOTAL PUBLIC SECTOR ASSETS	6,205.6	6,130.1	6,229.1	5,664.9	5,559.1

TOTAL PUBLIC SECTOR LIABILITIES	280.5	179.7	124.8	171.8	166.1

Net exposure	5,925.1	5,950.4	6,104.3	5,493.1	5,393.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,518.3	890.1	1,072.2	774.1	703.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	6.0%	3.4%	4.0%	2.7%	2.3%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.9%	2.7%	3.5%	2.1%	1.8%

2Q10 Results	Page 7 of 17

FUNDING

Deposits

Banco Macro’s total deposit base totaled Ps.21.3 billion in 2Q10. Deposits remained the Bank’s most important source of funds, growing 20% YoY and 9% QoQ and represented 80% of the Bank’s total liabilities.

The quarterly growth was led by public sector deposits, which registered an increase of 19% or Ps.822.1 million due to tax payments that impacted directly on public sector deposits on banks. In the same period, private sector deposits increased by 6% or Ps.956.8 million, where the low cost deposits (sight) were the lines that led the increase.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 09	III 09	IV 09	I 10	II 10	Q to Q	Y to Y

Public sector	4,154.3	4,039.7	3,613.9	4,312.4	5,134.5	19%	24%

Financial sector	11.2	11.9	14.1	10.9	14.2	30%	27%

Private sector	13,569.4	14,487.4	14,964.9	15,189.9	16,146.7	6%	19%
Checking accounts	2,931.9	3,168.5	3,275.8	3,256.1	3,716.7	14%	27%
Savings accounts	2,833.4	2,991.1	3,445.6	3,236.3	3,523.2	9%	24%
Time deposits	7,192.4	7,706.8	7,711.5	8,140.7	8,090.9	-1%	12%
Other	611.7	621.0	532.0	556.8	815.9	47%	33%
TOTAL	17,734.9	18,539.0	18,592.9	19,513.2	21,295.4	9%	20%

Other sources of funds

In 2Q10, other sources of funds remained unchanged QoQ. The amount of shareholders´ equity remained stable as the impact of the quarterly net income was offset by the payment of cash dividends.

In June 2010, Banco Macro proceeded to distribute cash dividends for Ps.208.1 million, according to what was agreed in the General Ordinary and Extraordinary Shareholders' Meeting held in April 2010.

OTHER FUNDING	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Central Bank	2.7	1.9	1.9	1.9	1.7
Banks and international institutions	210.8	209.4	227.2	30.2	32.0
Financing received from Argentine financial institutions	47.3	102.2	191.2	109.6	103.2
Subordinated corporate bonds	572.5	593.3	572.5	598.2	591.5
Unsubordinated corporate bonds	649.5	618.3	616.7	622.0	631.5
Shareholders´ equity	2,919.2	3,111.7	3,358.8	3,604.8	3,610.5
Total Funding	4,402.0	4,636.8	4,968.3	4,966.8	4,970.4

2Q10 Results	Page 8 of 17

In June 2010, Banco Macro’s average cost of funds was 5.14%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 2Q10, the Bank’s liquid assets amounted to Ps.12.5 billion, an increase of 28% or Ps.2.7 billion YoY and 6% or Ps.732.9 million QoQ.

Banco Macro’s liquid asset to total deposits ratio remained at high levels reaching 58.8% in 2Q10.

LIQUID ASSETS	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Cash	3,475.2	4,201.1	5,016.2	4,960.7	4,507.6
Guarantees for compensating chambers	219.1	242.0	242.4	270.5	270.7
Loans to AAA companies	181.5	217.7	267.1	39.9	319.5
Call	40.0	23.2	50.0	4.6	51.0
Repos	534.8	551.1	1,046.2	1,308.3	1,838.4
LEBAC / NOBAC	5,364.3	5,826.7	4,650.4	5,209.1	5,538.7
TOTAL	9,814.9	11,061.8	11,272.3	11,793.0	12,525.9

Liquid assets to total deposits	55.3%	59.7%	60.6%	60.4%	58.8%

SOLVENCY

In 2Q10, Banco Macro’s integrated capital was Ps.4.0 billion, well above the required capital of Ps.1.5 billion.

The capitalization ratio was 27.1% in 2Q10, well above the 10.5% minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

2Q10 Results	Page 9 of 17

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Credit risk requirement	1,088	1,119	1,103	1,115	1,197
Market risk requirement	64	45	40	58	51
Interest rate requirement	261	200	201	265	231
Integrated capital	3,296	3,484	3,708	3,979	3,999
Excess capital	1,883	2,120	2,364	2,541	2,520

Capitalization ratio	24.6%	25.3%	27.4%	29.1%	27.1%

ASSET QUALITY

In 2Q10, Banco Macro’s non-performing to total financing ratio reached 2.49% and the coverage ratio grew to 123.9% following the recovery process initiated in 1Q10.

The non-performing commercial portfolio ratio improved by 22bp while the non-performing consumer portfolio ratio also improved by 58bp.

Banco Macro is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Commercial portfolio	6,052.5	5,829.5	5,559.8	5,796.2	6,719.1
Irregular	147.2	101.6	118.5	102.4	103.8
Consumer portfolio	6,177.8	6,428.7	6,733.9	7,003.0	7,366.5
Irregular	268.1	278.1	278.7	275.2	246.7
Total portfolio	12,230.3	12,258.2	12,293.7	12,799.2	14,085.6
Irregular	415.3	379.7	397.2	377.7	350.5
Irregular / Total portfolio	3.40%	3.10%	3.23%	2.95%	2.49%
Total provisions	435.8	440.3	461.0	447.9	434.2
Coverage ratio w/allowances	104.94%	115.96%	116.06%	118.60%	123.87%

2Q10 Results	Page 10 of 17

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	II 09	III 09	IV 09	I 10	II 10

CER adjustable ASSETS
Government Securities	312.1	166.7	424.9	25.9	0.2

Guaranteed loans	275.2	204.7	210.6	218.5	226.9
Private sector loans	39.5	34.6	31.4	28.0	25.0
Other loans	8.3	6.3	5.1	5.2	5.3
Loans	323.0	245.6	247.1	251.7	257.2

Leasing	1.8	0.9	1.1	1.0	1.0
Other loans	4.4	4.4	3.9	3.1	2.5
Total CER adjustable assets	641.3	417.6	677.0	281.7	261.0

CER adjustable LIABILITIES
Deposits	0.7	0.4	0.5	0.5	0.6
Other liabilities from financial intermediation	44.4	44.5	44.8	45.4	45.6
Subordinated corporate bonds	1.4	0.9	0.9	0.5	0.5
Total CER adjustable liabilities	46.5	45.8	46.2	46.4	46.7

NET ASSET CER EXPOSURE	594.8	371.8	630.8	235.3	214.3

2Q10 Results	Page 11 of 17

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Cash	1,825.9	2,577.8	2,635.0	2,341.1	2,481.2
Government Securities	727.4	777.3	1,596.8	588.6	360.5
Loans	2,489.5	2,255.6	1,899.2	2,040.4	2,061.6
Other receivables from financial intermediation	906.6	916.6	1,264.2	1,885.4	2,370.1
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	65.1	32.1	30.0	36.8	37.2
Other assets	76.8	77.0	72.6	69.8	66.0
TOTAL ASSETS	6,091.9	6,637.0	7,498.4	6,962.7	7,377.2
Deposits	3,691.3	4,265.1	3,895.9	3,879.9	3,908.8
Other liabilities from financial intermediation	1,121.8	1,097.3	1,892.3	749.2	762.2
Other liabilities	8.3	6.0	5.6	5.0	4.4
Subordinated corporate bonds	571.1	592.3	571.5	597.7	590.9
TOTAL LIABILITIES	5,392.5	5,960.7	6,365.3	5,231.8	5,266.3

NET FX POSITION	699.4	676.3	1,133.1	1,730.9	2,110.9

2Q10 Results	Page 12 of 17

RELEVANT AND RECENT EVENTS

•	In June 2010, Banco Macro paid a cash dividend of Ps.208.1 million, according to the General Ordinary and Extraordinary Shareholders' Meeting held in April 2010.

•	In June 2010, the Bank paid the semiannual interests on Class 1 Notes for USD7.3 million and on Class 3 Notes for total amount of Ps.10.6 million.

•
The Executive Committee of Banco Macro S.A. decided to accelerate the timetable set out in Central Bank Communication "A" 5024 and accounted government securities valued according to Central Bank Communication "A" 4861 as "Special Investment Account" at market value as of June 30, 2010.

•	In June 2010, the service agreement with Province of Tucumán was extended for a period of ten years, until July 8th 2021.

•	On August 2, 2010, the Bank paid semiannual interests on Class 2 Notes for USD4.5 million.

2Q10 Results	Page 13 of 17

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on August 5, 2010 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(800) 967-7185 (Within the U.S.)

(719) 457-2654 (Outside the U.S.)

Conference ID: 4984243

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

2Q10 Results	Page 14 of 17

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

ASSETS	25,209.3	26,173.7	26,859.2	28,201.5	30,372.8
Cash	3,475.2	4,201.1	5,016.2	4,960.7	4,507.6
Government Securities	7,306.8	7,572.8	6,981.1	7,381.4	8,038.2
LEBAC/NOBAC	5,364.3	5,826.7	4,650.4	5,209.1	5,538.7
Other	1,942.5	1,746.2	2,330.7	2,172.4	2,499.5
Loans	10,761.7	10,904.2	11,096.8	11,458.1	12,611.3
to the non-Financial Government Sector	274.3	203.6	206.5	338.9	231.8
to the Financial Sector	61.3	58.6	90.9	53.4	120.4
to the non-financial private sector	10,849.3	11,069.7	11,247.5	11,499.4	12,679.2
-Overdrafts	1,244.6	1,495.6	1,436.3	1,254.9	1,671.8
-Discounted documents	1,305.7	1,338.3	1,412.6	1,341.5	1,326.3
-Mortgages	712.8	741.5	746.8	802.0	791.2
-Pledges	292.6	258.1	262.5	282.3	295.1
-Consumer	3,773.7	3,845.7	4,006.6	4,234.1	4,668.1
-Credit cards	842.6	845.3	950.1	970.0	1,021.9
-Other	2,519.5	2,375.3	2,271.8	2,447.4	2,739.8
- Less: int. doc., cotiz dif.	157.8	169.9	160.8	167.2	165.0
Allowances	-423.2	-427.6	-448.0	-433.6	-420.1
Other receivables from financial intermediation	2,305.6	2,136.0	2,380.7	2,974.8	3,867.8
Investments in other companies	10.3	10.0	10.0	10.0	9.8
Other receivables	299.2	322.5	366.5	427.0	359.9
Other assets	1,050.5	1,027.1	1,007.9	989.5	978.2
LIABILITIES	22,290.1	23,062.0	23,500.4	24,596.7	26,762.3
Deposits	17,734.9	18,539.0	18,592.9	19,513.2	21,295.4
From the non-financial government sector	4,154.3	4,039.7	3,613.9	4,312.4	5,134.5
From the financial sector	11.2	11.9	14.1	10.9	14.2
From the non-financial private sector	13,569.4	14,487.4	14,964.9	15,189.9	16,146.7
-Checking accounts	2,931.9	3,168.5	3,275.8	3,256.1	3,716.7
-Savings accounts	2,833.4	2,991.1	3,445.6	3,236.3	3,523.2
-Time deposits	7,192.4	7,706.8	7,711.5	8,140.7	8,090.9
-Other	611.7	621.0	532.0	556.8	815.9
Other liabilities from financial intermediation	3,149.8	3,041.9	3,338.1	3,281.6	4,292.0
Subordinated corporate bonds	572.5	593.3	572.5	598.2	591.5
Other liabilities	832.9	887.7	996.9	1,203.7	583.4

SHAREHOLDERS' EQUITY	2,919.2	3,111.7	3,358.8	3,604.8	3,610.5

LIABILITIES + SHAREHOLDERS' EQUITY	25,209.3	26,173.7	26,859.2	28,201.5	30,372.8

2Q10 Results	Page 15 of 17

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II09	III09	IV09	I10	II10

Financial income	975.0	1,016.6	943.7	972.5	815.1
Interest on cash and due from banks	0.1	0.1	0.1	0.0	0.0
Interest on loans to the financial sector	2.5	0.9	0.8	2.0	3.0
Interest on overdrafts	83.1	81.5	76.4	59.6	63.4
Interest on documents	47.9	46.6	43.5	34.7	35.7
Interest on mortgages loans	25.5	25.7	25.9	25.7	27.6
Interest on pledges loans	15.1	12.5	11.1	11.5	12.8
Interest on credit cards loans	49.4	41.0	45.9	47.4	49.7
Interest on other loans	299.4	312.6	331.7	345.2	364.7
Income from government & private securities	341.7	462.7	382.4	369.6	171.8
Net options results	0.0	0.0	0.0	0.6	0.0
Income from guaranteed loans	0.0	0.3	3.7	0.1	0.5
Interest on other receivables from fin. intermediation	0.1	0.0	0.0	0.1	0.5
CER adjustment	2.5	3.4	7.8	1.0	1.8
CVS adjustment	0.2	0.1	0.2	0.2	0.1
Difference in quoted prices of foreign exchange	47.9	28.4	11.0	43.8	48.2
Other	59.8	0.8	3.2	31.0	35.3
Financial expense	-370.3	-354.1	-358.6	-318.5	-318.4
Interest on checking accounts	-4.0	-3.9	-3.7	-3.0	-1.0
Interest on saving accounts	-4.1	-4.4	-4.6	-4.6	-4.9
Interest on time deposits	-286.0	-271.2	-254.5	-230.0	-229.8
Interest on loans from the financial sector	-0.1	-0.7	-1.4	-1.1	-1.1
Interest on subordinated notes	0.0	0.0	-0.1	0.0	0.0
Other Interest	-13.6	-14.1	-14.1	-14.1	-14.2
Net Income from options	-0.5	-0.6	-0.5	-0.5	-0.5
Interest on other liabilities from fin. intermediation	-20.3	-19.6	-19.5	-16.2	-15.2
CER adjustments	-0.6	-0.8	-1.0	-1.4	-1.4
Deposits guarantee fund	-7.4	-7.8	-7.7	-7.9	-8.4
Other Interest	-33.6	-31.0	-51.6	-39.7	-41.9
Net financial income	604.7	662.5	585.1	654.0	496.7
Provision for loan losses	-25.8	-81.4	-64.6	-37.8	-23.2

Fee income	260.6	259.8	277.8	283.0	309.8
Fee expenses	-55.7	-53.7	-62.9	-62.7	-68.1
Net fee income	204.9	206.1	214.9	220.3	241.7

Administrative expenses	-371.1	-373.3	-418.9	-414.2	-454.2
Minority interest	-1.2	-1.6	-1.6	-1.5	-1.8
Net other income	-7.2	-3.4	-28.1	15.0	35.2
Earnings before income tax	404.3	408.8	286.8	435.8	294.4
Income tax	-241.2	-217.9	-45.0	-189.8	-72.3

Net income	163.2	190.9	241.8	246.0	222.1

2Q10 Results	Page 16 of 17

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II09	III09	IV09	I10	II10

Profitability & performance
Net interest margin	12.0%	14.4%	12.5%	12.1%	9.5%
Fee income ratio	25.3%	23.7%	26.9%	25.2%	32.7%
Efficiency ratio	45.8%	43.0%	52.4%	47.4%	61.5%
Fee income as a percentage of adm expenses	55.3%	55.2%	51.3%	53.2%	53.2%
Return on average assets	2.7%	3.1%	3.8%	3.6%	3.3%
Return on average equity	22.0%	25.5%	30.2%	28.0%	25.6%
Liquidity
Loans as a percentage of total deposits	63.1%	61.1%	62.1%	60.9%	61.2%
Liquid assets as a percentage of total deposits	55.3%	59.7%	60.6%	60.4%	58.8%
Capital
Total equity as a percentage of total assets	11.6%	11.9%	12.5%	12.8%	11.9%
Regulatory capital as a percentage of risk weighted assets	24.6%	25.3%	27.4%	29.1%	27.1%
Asset Quality
Allowances over total loans	3.8%	3.8%	3.9%	3.7%	3.2%
Non-performing loans as a percentage of total loans	3.6%	3.2%	3.3%	3.0%	2.6%
Allowances as a percentage of non-performing loans	106.1%	119.3%	119.5%	121.0%	126.1%
Amparos as a percentage of average equity	1.4%	1.5%	1.6%	1.4%	1.5%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II09	III09	IV09	I10	II10

Profitability & performance
Net interest margin	10.3%	11.7%	11.7%	12.1%	11.2%
Fee income ratio	26.8%	25.7%	26.0%	25.2%	28.6%
Efficiency ratio	48.6%	46.5%	48.0%	47.4%	53.8%
Fee income as a percentage of adm expenses	55.2%	55.2%	54.1%	53.2%	53.2%
Return on average assets	2.6%	2.8%	3.0%	3.6%	3.3%
Return on average equity	21.8%	23.0%	24.6%	28.0%	26.8%
Liquidity
Loans as a percentage of total deposits	63.1%	61.1%	62.1%	60.9%	61.2%
Liquid assets as a percentage of total deposits	55.3%	59.7%	60.6%	60.4%	58.8%
Capital
Total equity as a percentage of total assets	11.6%	11.9%	12.5%	12.8%	11.9%
Regulatory capital as a percentage of risk weighted assets	24.6%	25.3%	27.4%	29.1%	27.1%
Asset Quality
Allowances over total loans	3.8%	3.8%	3.9%	3.7%	3.2%
Non-performing loans as a percentage of total loans	3.6%	3.2%	3.3%	3.0%	2.6%
Allowances as a percentage of non-performing loans	106.1%	119.3%	119.5%	121.0%	126.1%
Amparos as a percentage of average equity	1.4%	1.5%	1.7%	1.4%	1.5%

2Q10 Results	Page 17 of 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 4, 2010

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director